UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

North American Oil & Gas Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

65704V202
(CUSIP Number)

November 17, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 65704V202

1	Names of Reporting Persons: Robert Rosenthal on behalf of ASPS Investments
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization: Ventura, California, USA
Number of Shares Beneficially Reporting Person With	5	Sole Voting Power: 8,100,000 shares
	6	Shared Voting Power: Not Applicable
	7	Sole Dispositive Power: 8,100,000 shares
	8	Shared Dispositive Power: Not Applicable
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,100,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable
11	Percent of Class Represented by Amount in Row (9): 13.472%
12	Type of Reporting Person (See Instructions): PN

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Item 1.

a)	Name of Issuer North American Oil & Gas Corp.

b)	Address of Issuer’s Principal Executive Offices 56 E. Main Street, Suite 202 Ventura, CA 93001

Item 2.

a)	Name of Person Filing Robert Rosenthal on behalf of ASPS Investments

b)	Address of Principal Business Office or, if none, Residence 56 E. Main Street, Suite 202, Ventura, Ca 93001

c)	Citizenship United States of America

d)	Title of Class of Securities Common Stock

e)	CUSIP Number 65704V202

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

No box checked because not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item

a)	Amount beneficially owned: 8,100,000

b)	Percent of class: 13.472%

c)	Number of shares as to which the person has: 8,100,000

a.	Sole power to vote or to direct the vote: 8,100,000

Page 3 of 5 pages

b.	Shared power to vote or to direct the vote: Not applicable

c.	Sole power to dispose or to direct the disposition of: 8,100,000

d.	Shared power to dispose or to direct the disposition of: Not applicable

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2013	By:	/s/ Robert Rosenthal
	Name:	Robert Rosenthal
	Title:	Partner

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